Oklo Inc.

3190 Coronado Dr.

Santa Clara, California 95054

August 30, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Claudia Rios

   Karina Dorin

Re:	Oklo Inc.

Registration Statement on Form S-1

Filed June 20, 2024

File No. 333-280344

To the addressees set forth above:

This letter sets forth the response of Oklo Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 15, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed on June 20, 2024. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the Amended Form S-1 unless otherwise stated.

Form S-1 filed June 20, 2024

Cover Page

1.	We note the significant number of redemptions of your Class A Common Stock in connection with your extension proxy and business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common Stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 72 and 73 of the Amended Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

2.	We note your disclosure on page 37 that you will likely need additional capital from external sources and may seek to raise capital through private or public equity or debt financings or through other sources of financing. Please discuss the effect of this offering on your ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 73 of the Amended Form S-1.

3.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock. Your discussion should highlight the fact that the shares being registered for resale by the selling securityholders collectively represent approximately 51.1% of your outstanding shares and that your Sponsor and Chief Executive Officer, beneficial owners of 11% and 18% of your outstanding shares, respectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 73 of the Amended Form S-1.

General

4.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the Sponsor and selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and page 42 of the Amended Form S-1.

5.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or below the SPAC IPO price, some private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 42, 72 and 73 of the Amended Form S-1.

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Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Oklo Inc.

By:	/s/ R. Craig Bealmear
Name:	R. Craig Bealmear
Title:	Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP